Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-267881

abrdn Gold ETF Trust

(the “Trust”)

Supplement dated May 28, 2024 to the Prospectus dated October 21, 2022

This Supplement dated May 28, 2024 amends and supplements the prospectus for the Trust dated October 21, 2022, as supplemented to date (the “Prospectus”), and should be read in conjunction with, and must be delivered with, the Prospectus.

Appointment of New Custodian and Elimination of Loco-Zurich Delivery

On May 23, 2024, The Bank of New York Mellon (the “Trustee”), in its capacity as Trustee of the Trust, and at the direction of abrdn ETFs Sponsor LLC (the “Sponsor”), the Trust’s Sponsor, entered into an Allocated Account Agreement and Unallocated Account Agreement (collectively, the “New Custody Agreements”) with ICBC Standard Bank Plc (the “New Custodian”) providing for the custody of the Trust’s gold by the New Custodian.

On May 23, 2024, the Trustee delivered to JPMorgan Chase Bank N.A. (“JPMorgan” or the “Former Custodian”), custodian of the Trust’s gold, notice of termination of the Allocated Account Agreement and the Unallocated Account Agreement, each dated as of September 1, 2009 and as amended, between the Trustee, and the Former Custodian (collectively, the “Former Custody Agreements”). Pursuant to the terms of the Former Custody Agreements, the notice of termination delivered by the Trustee will become effective on the date on which all gold held in the allocated and unallocated accounts governed by the Former Custody Agreements has been transferred to the allocated and unallocated accounts governed by the New Custody Agreements with the New Custodian (the “Termination Effective Date”). Until the Termination Effective Date, the Trust will have available custodian services under both the Former Custody Agreements and the New Custody Agreements. Following the Termination Effective Date, the custody of all gold of the Trust will be pursuant to the New Custody Agreements.

Additionally, in connection with the change in custodian, effective June 18, 2024, the Trust will no longer accept delivery of gold loco Zurich, and all delivery of gold in relation to the creation or redemption of a Basket will be conducted loco London. Accordingly, the Prospectus is hereby amended to reflect that the Trust no longer utilizes a Zurich Sub-Custodian or provides for the custody of its gold at vaults located in Zurich, Switzerland.

References throughout the Prospectus to the Custodian (and related accounts or agreements with the Custodian) and its role are hereby amended to refer to both Custodians or to either the Former Custodian or the New Custodian, as context may require. Information with respect to the Former Custodian will be removed as of the Termination Effective Date. Additionally, effective immediately, the Prospectus is hereby supplemented with the following information with respect to the New Custodian:

Custody of the Trust’s Gold under the Custody Agreements with ICBC Standard Bank Plc

ICBC Standard Bank Plc (“ICBCS”), a public limited company incorporated under the laws of England and Wales, serves as a Custodian of the Trust’s gold. ICBCS’s office is located at 20 Gresham Street, London, EC2V 7JE, United Kingdom.

Description of the Custody Agreements

The following is a description of the material terms of the Custody Agreements between the Trustee and ICBC Standard Bank Plc as the custodian under which the Custodian will hold the gold that belongs to the Trust. In this section, all references to the “Custodian” are to ICBC Standard Bank Plc, in its capacity as such.

The Allocated Account Agreement between the Trustee and the Custodian establishes the Trust Allocated Account. The Unallocated Account Agreement between the Trustee and the Custodian establishes the Trust Unallocated Account. These agreements are sometimes referred to together as the “Custody Agreements” in this prospectus. As the Custody Agreements are similar in form, they are discussed together, with material distinctions between the agreements noted.

Reports

The Custodian will provide the Trustee with reports for each business day, no later than the following business day, identifying the movements of gold in and out of the Trust Allocated Account and the credits and debits of gold to the Trust Unallocated Account and containing sufficient information to identify each bar of gold held in the Trust Allocated Account and whether the Custodian has possession of such bar. The Custodian also provides the Trustee with monthly statements of account for the Trust Allocated Account and the Trust Unallocated Account as of the last business day of each month. Under the Custody Agreements, a “business day” generally means any day that is both a “London Business Day,” when commercial banks generally and the London gold market are open for the transaction of business in London.

The Custodian’s records of all deposits to and withdrawals from, and all debits and credits to, the Trust Allocated Account and the Trust Unallocated Account which are to occur on a business day, and all end of business day account balances in the Trust Allocated Account and Trust Unallocated Account, are stated as of the close of the Custodian’s business (usually 4:00 p.m. London time) on such business day.

Sub-custodians

Under the Allocated Account Agreement, the Custodian may select sub-custodians solely for the temporary holding of gold for it until transported to the Custodian’s vault premises. These sub-custodians may in turn select other sub-custodians to perform their duties, including temporarily holding gold for them, but the Custodian is not responsible for (and therefore has no liability in relation to) the selection of those other sub-custodians. The Allocated Account Agreement requires the Custodian to use reasonable care in selecting any sub-custodian and provides that, except for the Custodian’s obligation to use commercially reasonable efforts to obtain delivery of gold held by any other sub-custodians when necessary, the Custodian will not be liable for the acts or omissions, or for the solvency, of any sub-custodian that it selects unless the selection of that sub-custodian was made negligently or in bad faith. Any sub-custodian selected by the Custodian shall be a member of the LBMA, except for the Governor and Company of the Bank of England. As of the date of the Allocated Account Agreement, the sub-custodians that the Custodian uses are: Brinks’ Global Services, Malca-Amit, Loomis and the Governor and Company of the Bank of England. The Allocated Account Agreement provides that the Custodian will notify the Trustee if it selects any additional sub-custodians or stops using any sub-custodian it has previously selected.

Location and Segregation of Gold; Access

Gold bullion held for the Trust Allocated Account by the Custodian is held at the Custodian’s London vault premises. Gold bullion may be temporarily held for the Trust Allocated Account by other sub-custodians selected by the Custodian and by sub-custodians of sub-custodians in vaults located in England or in other locations. Where the gold bullion is held for the Trust Allocated Account by a sub-custodian, the Custodian agrees to use commercially reasonable efforts to promptly arrange for the delivery of any such gold bullion held on behalf of the Trust to the Custodian’s London vault premises at the Custodian’s own cost and risk.

The Custodian segregates by identification in its books and records the Trust’s gold in the Trust Allocated Account from any other gold which it owns or holds for others and requires any sub-custodians it selects to so segregate the Trust’s gold held by them. This requirement reflects the current custody practice in the London gold market. The Custodian’s books and records are expected, as a matter of current London bullion market custody practice, to identify each bar of gold held in the Trust Allocated Account in its own vault by refiner, assay or fineness, serial number and gross and fine weight. Any sub-custodians selected by the Custodian are also expected, as a matter of current industry practice, to identify in their books and records each bar of gold held for the Custodian by serial number and such sub-custodians may use other identifying information.

Under the Custody Agreements, the Trustee, the Sponsor and the Trust’s auditors and inspectors may visit the premises of the Custodian for the purpose of examining the Trust’s gold and certain related records maintained by the Custodian as they may reasonably require to perform their respective audit duties in respect of the gold and with regard to investors in the Shares. Any such access is subject to execution of a confidentiality agreement and agreement to the Custodian’s security procedures, and such inspections are at the Trust’s expense. Under the Custody Agreements, the Custodian agreed to procure similar inspection rights from any sub-custodian (except for the Bank of England, which has a policy to not permit any audit visits to its vault premises).

Transfers into the Trust Unallocated Account

The Custodian credits to the Trust Unallocated Account the amount of gold it receives from the Trust Allocated Account, an Authorized Participant Unallocated Account or from other third-party unallocated accounts for credit to the Trust Unallocated Account. Unless otherwise agreed by the Custodian in writing, the only gold the Custodian accepts in physical form for credit to the Trust Unallocated Account is gold that the Trustee has transferred from the Trust Allocated Account, an Authorized Participant Unallocated Account or a third-party unallocated account.

Transfers from the Trust Unallocated Account

The Custodian transfers gold from the Trust Unallocated Account only in accordance with the Trustee’s instructions to the Custodian. A transfer of gold from the Trust Unallocated Account may only be made (1) by transferring gold to an Authorized Participant Unallocated Account or other loco London account maintained on an unallocated basis by the Custodian or a gold clearing bank for a beneficial owner of Shares; (2) by transferring gold to pay the Sponsor’s Fee; (3) by transferring gold to the Trust Allocated Account; (4) by making gold available for collection at the Custodian’s vault premises or at such other location as the Custodian may direct by notice to the party taking delivery received not later than one London Business Day prior to the proposed delivery date, at the Trust’s expense and risk; (5) by delivering the gold to such location as the Trustee directs, at the Trust’s expense and risk; (6) by transfer to an account maintained by the Custodian or by a third party on an unallocated basis in connection with the sale of gold or other transfers permitted under the Trust Agreement; (7) by transfer of gold to an unallocated account with another custodian of the Trust’s gold, at the Trust’s expenses and risk; or (8) by delivering gold to another custodian of the Trust’s gold, at the Trust’s expense and risk. Transfers made pursuant to clauses (4), (5) and (8) will be made only on an exceptional basis. Transfers under clause (6) would include transfers made in connection with a sale of gold to pay expenses of the Trust not paid by the Sponsor or with the liquidation of the Trust. Any gold made available in physical form will be in a form which complies with the rules, regulations, practices and customs of the LBMA, the Bank of England or any applicable regulatory body (“Custody Rules”) or in such other form as may be agreed between the Trustee and the Custodian, and in all cases all gold made available will comprise one or more whole gold bars selected by the Custodian.

The Custodian uses commercially reasonable efforts to transfer gold from the Trust Unallocated Account to the Trust Allocated Account by 2:00 p.m. London time on each business day. In doing so, the Custodian shall identify bars of a weight most closely approximating, but not exceeding, the balance in the Trust Unallocated Account and shall transfer such weight from the Trust Unallocated Account to the Trust Allocated Account.

Transfers into the Trust Allocated Account

The Custodian receives transfers of gold into the Trust Allocated Account only in accordance with the Trustee’s instructions to the Custodian. A transfer of gold into the Trust Allocated Account may only be made (1) at the Trustee’s instructions given pursuant to the Unallocated Account Agreement by debiting gold from the Trust Unallocated Account and crediting such gold to the Trust Allocated Account; (2) by physical transfer of gold to the Trust Allocated Account from another custodian of the Trust’s gold; or (3) other physical transfers of gold to the Trust Allocated Account otherwise permitted under the Custody Agreements.

Transfers from the Trust Allocated Account

The Custodian transfers gold from the Trust Allocated Account only in accordance with the Trustee’s instructions. Generally, the Custodian transfers gold from the Trust Allocated Account only by debiting gold from the Trust Allocated Account and crediting the gold to the Trust Unallocated Account. Transfers may also be made on an exceptional basis only (1) by making gold available for collection at the Custodian’s vault premises or at such other location as the Custodian may direct by notice to the party taking delivery received not later than one London Business Day prior to the proposed delivery date, at the Trust’s expense and risk; (2) by delivering gold to such location as the Trustee directs, at the Trust’s expense and risk; or (3) by delivering gold to another custodian of the Trust’s gold, at the Trust’s expense and risk.

Right to Refuse Transfers or Amend Transfer Procedures

The Custodian may refuse to accept instructions to transfer gold to or from the Trust Unallocated Account and the Trust Allocated Account if in the Custodian’s opinion they are or may be contrary to the rules, regulations, practices and customs of the LBMA, or the Bank of England or contrary to any applicable law. The Custodian may amend the procedures for transferring gold to or from the Trust Unallocated Account or for the physical withdrawal of gold from the Trust Unallocated Account or the Trust Allocated Account or impose such additional procedures in relation to the transfer of gold to or from the Trust Unallocated Account as the Custodian may from time to time consider necessary due to a change in rules of the LBMA, the Bank of England or a banking or regulatory association governing the Custodian. The Custodian will notify the Trustee within a commercially reasonable time before the Custodian amends these procedures or imposes additional ones.

The Custodian receives no fee under the Unallocated Account Agreement.

Trust Unallocated Account Credit and Debit Balances

No interest will be paid by the Custodian on any credit balance to the Trust Unallocated Account. The Trust Unallocated Account may not at any time have a debit or negative balance.

Exclusion of Liability

The Custodian uses reasonable care in the performance of its duties under the Custody Agreements and is only responsible for any loss or damage suffered by the Trust as a direct result of any negligence, fraud or willful default in the performance of its duties. The Custodian’s liability under the Custody Agreements is further limited to the market value of the gold lost or damaged at the time such negligence, fraud or willful default is discovered by the Custodian, provided that the Custodian promptly notifies the Trustee after any discovery of such lost or damaged gold.

Furthermore, the Custodian has no duty to make or take or to require any sub-custodians selected by it to make or take any special arrangements or precautions beyond those required by the Custody Rules or as specifically set forth in the Custody Agreements.

Indemnity

The Trustee will, solely out of the Trust’s assets, indemnify the Custodian (on an after tax basis) on demand against all costs and expenses, damages, liabilities and losses which the Custodian may suffer or incur in connection with the Custody Agreements, except to the extent that such sums are due directly to the Custodian’s negligence, willful default or fraud.

Insurance

The Custodian maintains such insurance for its business, including its bullion and custody business, as it deems appropriate in connection with its custodial and other obligations and is responsible for all costs, fees and expenses arising from the insurance policy or policies attributable to its relationship with the Trust. The Trust is not a beneficiary of any such insurance and does not have the ability to dictate the existence, nature or amount of coverage. Therefore, Shareholders cannot be assured that the Custodian maintains adequate insurance or any insurance with respect to the gold held by the Custodian on behalf of the Trust. Consistent with industry standards, the Custodian maintains a group insurance policy that covers all metal types held in its and its sub-custodians’ vaults for the accounts of all its customers for a variety of events. The Trustee and the Sponsor may, subject to confidentiality restrictions, be provided with details of this insurance coverage from time to time upon reasonable prior notice.

Force Majeure

The Custodian is not liable for any delay in performance or any non-performance of any of its obligations under the Custody Agreements by reason of any cause beyond its reasonable control, including acts of God, war or terrorism.

Termination

The Custody Agreements have an initial four-year term commencing on May 23, 2024 and ending on the fourth anniversary of such date. At any time after the initial term, the Trustee and the Custodian may each terminate any Custody Agreement for any reason upon 90 days’ prior written notice. The Custody Agreements may also be terminated with immediate effect as follows: (1) by the Trustee, if the Custodian ceases to offer the services contemplated by either Custody Agreement to its clients or proposed to withdraw from the gold bullion business; (2) by the Trustee, if the Custodian commits any material breach of its obligations under this Agreement and, where such breach is capable of remedy, shall have failed to make good such breach within seven business days of receipt of written notice requiring it to do so; (3) by the Trustee or the Custodian, if it becomes unlawful for the Custodian or the Trustee to be a party to either Custody Agreement or for the Custodian to provide or the Trustee or Trust to receive the services thereunder; (4) by the Custodian, if the Custodian determines in its reasonable view that the Trust is insolvent or faces impending insolvency; (5) by the Custodian, if it becomes unlawful for the Sponsor to pay the Custodian’s fees and expenses; (6) by the Trustee if the Trustee determines in its sole view that the Custodian is insolvent or faces impending insolvency; (7) by the Trustee, if the Trust is to be terminated; or (8) by the Trustee or the Custodian, if either of the Custody Agreements ceases to be in full force and effect; or (9) by the Custodian, if the Trustee has (or the Custodian has reasonable grounds to believe the Trustee has) breached sanctions relating to terrorism imposed, administered or enforced by certain sanctioning bodies.

If redelivery arrangements acceptable to the Custodian for the gold held in the Trust Allocated Account are not made, the Custodian may continue to store the gold and continue to charge for its fees and expenses, and, after six months from the termination date, the Custodian may sell the gold and account to the Trustee for the proceeds. If arrangements acceptable to the Custodian for redelivery of the balance in the Trust Unallocated Account are not made, the Custodian may continue to charge for its fees and expenses payable under the Allocated Account Agreement, and, after six months from the termination date, the Custodian may close the Trust Unallocated Account and account to the Trustee for the proceeds.

Post-2012 Bullion

In transferring bullion into and out of the Allocated Account, the Custodian will, on a best-efforts basis and subject to availability, seek to allocate London “Good Delivery” bullion bars that were refined on or after January 1, 2012 (“Post-2012 Bullion”). If, due to a lack of availability of Post-2012 Bullion, the Custodian is unable to allocate Post-2012 Bullion to the Trust Allocated Account, the Custodian will allocate London “Good Delivery” Bullion bars that were refined before January 1, 2012 (“Pre-2012 Bullion”) and substitute such allocated Pre-2012 Bullion for Post-2012 Bullion as soon as Post-2012 Bullion is available.

Governing Law

The Custody Agreements are governed by English law. The Trustee and the Custodian both consent to the non-exclusive jurisdiction of the courts of the State of New York and the federal courts located in the borough of Manhattan in New York City. Such consent is not required for any person to assert a claim of New York jurisdiction over the Trustee or the Custodian.

Amendment of Benchmark Price to Utilize LBMA Gold Price AM if LBMA Gold Price PM is Unavailable

On May 23, 2024, the Sponsor entered into an Amendment (the “Trust Amendment”) to the Depositary Trust Agreement (the “Trust Agreement”) with the Trustee. The Trust Amendment reflects the following changes, effective as of June 18, 2024, as approved and directed by the Sponsor on behalf of the Trust: (1) the amendment of the definition of “Benchmark Price” to mean, “as of any day, (i) such day’s LBMA Gold Price PM or such day’s LBMA Gold Price AM if such day’s LBMA Gold Price PM is not available; or (ii) such other publicly available price which is reasonably available to the Trustee at no cost to the Trustee and which the Sponsor may determine fairly represents the commercial value of gold held by the Trust and instructs the Trustee to use as the Benchmark Price”; (2) the replacement of the defined term for “London PM Gold Fix” with the defined term “LBMA Gold Price PM”, which means “the price of a troy ounce of gold as determined by ICE Benchmark Administration, the third party administrator of the London gold price selected by the LBMA, or any successor administrator of the London gold price, at or about 3:00 p.m. London, England time”; and (3) the addition of the new definition for “LBMA Gold Price AM” which means “the price of a troy ounce of gold as determined by ICE Benchmark Administration, the third party administrator of the London gold price selected by the LBMA, or any successor administrator of the London gold price, at or about 10:30 a.m. London, England time.” Accordingly, effective June 18, 2024, the Prospectus is hereby amended as follows:

References to the defined term “LBMA PM Gold Price” are replaced with “LBMA Gold Price PM”.

Under “GLOSSARY OF DEFINED TERMS”, the following definition is added immediately prior to the definition for “LBMA Gold Price PM”:

“LBMA Gold Price AM”— The USD price for an ounce of gold set by the LBMA-accredited participating bullion banks or market makers in an electronic, tradable and auditable over-the-counter auction operated by IBA at 10:30 a.m. London time, on each London business day and disseminated electronically by IBA to selected major market data vendors, such as Refinitiv and Bloomberg. See “Operation of the Gold Bullion Market—The London Bullion Market” for a description of the operation of the LBMA Gold Price AM electronic auction process.

Under “THE OFFERING”, the section entitled “Net Asset Value” is deleted and replaced with the following:

Net Asset Value	The net asset value of the Trust will be obtained by subtracting the Trust’s expenses and liabilities on any day from the value of the gold owned by the Trust on that day; the NAV per Share will be obtained by dividing the net asset value of the Trust on a given day by the number of Shares outstanding on that day. On each day on which the Exchange is open for regular trading, the Trustee will determine the net asset value of the Trust and the NAV per Share as promptly as practicable after 4:00 p.m. (New York time). The Trustee will value the Trust’s gold on the basis of LBMA Gold Price PM. If there is no LBMA Gold Price PM on any day, the Trustee is authorized to use the LBMA Gold Price AM announced on that day. If neither price is available for that day, the Trustee will value the Trust’s gold based on the most recently announced LBMA Gold Price PM or LBMA Gold Price AM. If the Sponsor determines that such price is inappropriate to use, the Sponsor will identify an alternate basis for evaluation to be employed by the Trustee. Further, the Sponsor may instruct the Trustee to use on an on-going basis a different publicly available price which the Sponsor determines to fairly represent the commercial value of the Trust’s gold. See “DESCRIPTION OF THE TRUST AGREEMENT— Valuation of Gold, Definition of Net Asset Value and Adjusted Net Asset Value.”

Under “OVERVIEW OF THE GOLD INDUSTRY — The London Bullion Market”, the last sentence of the last paragraph is amended and restated in its entirety to read as follows:

The Sponsor also determined that the LBMA Gold Price PM fairly represents the commercial value of gold bullion held by the Trust and the “Benchmark Price” (as defined in Trust Agreement) as of any day is such day’s LBMA Gold Price PM or such day’s LBMA Gold Price AM if such day’s LBMA Gold Price PM is not available.

The last sentence of the fourth paragraph under the heading “DESCRIPTION OF THE TRUST” is amended and restated in its entirety to read as follows:

If on a day when the Trust’s NAV is being calculated, the LBMA Gold Price PM is not available or has not been announced by 4:00 p.m. New York time, the Trustee is authorized to use the LBMA Gold Price AM announced on that day. If neither price is available for that day, the Trustee will value the Trust’s gold based on the most recently announced LBMA Gold Price PM or LBMA Gold Price AM.

Under “DESCRIPTION OF THE TRUST AGREEMENT— Valuation of Gold, Definition of Net Asset Value and Adjusted Net Asset Value”, the first sentence of the second paragraph is amended and restated in its entirety to read as follows:

At the Evaluation Time, the Trustee will value the Trust’s gold on the basis of LBMA Gold Price PM. If there is no LBMA Gold Price PM on any day, the Trustee is authorized to use the LBMA Gold Price AM announced on that day. If neither price is available for that day, the Trustee will value the Trust’s gold based on the most recently announced LBMA Gold Price PM or LBMA Gold Price AM.

Change to T+1 Standard Settlement Cycle effective May 28, 2024

Pursuant to an SEC rule amendment adopted in February 2023, the standard settlement cycle for most securities transactions by broker-dealers will be shortened from two business days after the trade date (“T+2 Settlement”) to one business day following the trade date (“T+1 Settlement”), effective as of May 28, 2024. Consistent with the rule amendment, beginning on May 28, 2024, the standard creation and redemption processes for the Trust will change from T+2 Settlement to T+1 Settlement. Creation and redemption orders placed before May 28, 2024 will not be subject to this change. Accordingly, effective May 28, 2024, the Prospectus is hereby amended as follows:

In the section “CREATION AND REDEMPTION OF SHARES”:

The first sentence of the fourth paragraph under the heading “CREATION AND REDEMPTION OF SHARES” is amended and restated in its entirety to read as follows:

Prior to initiating any creation or redemption order, an Authorized Participant must have entered into an agreement with the Custodian or a gold clearing bank to establish an Authorized Participant Unallocated Account in London (Authorized Participant Unallocated Bullion Account Agreement). Authorized Participant Unallocated Accounts may only be used for transactions with the Trust.

The first and second sentences of the first paragraph under the subheading “— Creation Procedures – Delivery of required deposits” are amended and restated in their entirety to read as follows:

An Authorized Participant who places a purchase order is responsible for crediting its Authorized Participant Unallocated Account with the required gold deposit amount by the prescribed settlement date in London. Upon receipt of the gold deposit amount, the Custodian, after receiving appropriate instructions from the Authorized Participant and the Trustee, will transfer on the prescribed settlement date the gold deposit amount from the Authorized Participant Unallocated Account to the Trust Unallocated Account and the Trustee will direct DTC to credit the number of Baskets ordered to the Authorized Participant’s DTC account.

The second paragraph under the subheading “— Redemption Procedures” is amended and restated in its entirety to read as follows:

By placing a redemption order, an Authorized Participant agrees to deliver the Baskets to be redeemed through DTC’s book-entry system to the Trust by the prescribed settlement date. Prior to the delivery of the redemption distribution for a redemption order, the Authorized Participant must also have wired to the Trustee the non-refundable transaction fee due for the redemption order.

The first paragraph under the subheading “— Redemption Procedures – Delivery of redemption distribution” is amended and restated in its entirety to read as follows:

The redemption distribution due from the Trust will be delivered to the Authorized Participant on the prescribed settlement date following a loco London redemption order date if, by 10:00 a.m. New York time on the settlement date, the Trustee’s DTC account has been credited with the Baskets to be redeemed. If a loco swap or physical transfer is necessary to effect a loco London redemption, the redemption distribution due from the Trust will be delivered to the Authorized Participant on or before the prescribed settlement date if, by 10:00 a.m. New York time on the prescribed settlement date, the Trustee’s DTC account has been credited with the Baskets to be redeemed. In the event that, by 10:00 a.m. New York time on the prescribed settlement date, the Trustee’s DTC account has not been credited with the total number of Shares corresponding to the total number of Baskets to be redeemed pursuant to such redemption order, the Trustee shall send to the Authorized Participant and the Custodian via fax or electronic mail message notice of such fact and the Authorized Participant shall have one business day following receipt of such notice to correct such failure. If such failure is not cured within such one business day period, the Trustee (in consultation with the Sponsor) will cancel such redemption order and will send via fax or electronic mail message notice of such cancellation to the Authorized Participant and the Custodian, and the Authorized Participant will be solely responsible for all costs incurred by the Trust, the Trustee or the Custodian related to the cancelled order. The Trustee is also authorized to deliver the redemption distribution notwithstanding that the Baskets to be redeemed are not credited to the Trustee’s DTC account by 10:00 a.m. New York time on the prescribed settlement date if the Authorized Participant has collateralized its obligation to deliver the Baskets through DTC’s book entry system on such terms as the Sponsor and the Trustee may from time to time agree upon.

*****

The Prospectus remains unchanged in all other respects. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Prospectus.